UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 10)*

PENTAIR PLC
(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)

G7S00T 104
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41 st Floor New York, New York 10017 Tel. No.: (212) 451-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all on exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,301,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,301,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,301,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.01%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the "Form 10-Q").

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,301,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,301,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,301,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.01%*
14	TYPE OF REPORTING PERSON IN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,301,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,301,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,301,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.01%*
14	TYPE OF REPORTING PERSON IN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,301,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,301,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,301,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.01%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,301,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,301,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,301,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.01%*
14	TYPE OF REPORTING PERSON OO
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,968,192
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,968,192
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,192
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.12%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,287,379
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,287,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,287,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.87%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 334,504
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 334,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,008,726
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,008,726
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.15%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-N, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 80-0958490
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,438,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,438,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,438,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.82%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 45-4929803
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 902,609
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 902,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-D, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1108184
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 446,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 446,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Fund (Sub)-G, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 90-1035117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,866
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%*
14	TYPE OF REPORTING PERSON PN
_____________
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-5509975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 422,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-2121971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-K, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-5116069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 654,011
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 654,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-C, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1327448
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 472,736
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 472,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%*
14	TYPE OF REPORTING PERSON OO
_______
*   Calculated based on 175,403,866 ordinary shares outstanding as of June 30, 2018, as reported in the Issuer's Form 10-Q.

This Amendment No. 10 ("Amendment No. 10") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2015 (the "Original Statement"), as amended by Amendment No. 1 filed on July 13, 2015, as amended by Amendment No. 2 filed on July 29, 2015, as amended by Amendment No. 3 filed on September 8, 2015, as amended by Amendment No. 4 filed on February 22, 2016, as amended by Amendment No. 5 filed on May 10, 2016, as amended by Amendment No. 6 filed on May 18, 2017, as amended by Amendment No. 7 filed on May 1, 2018, as amended by Amendment No. 8 filed on June 1, 2018, and as amended by Amendment No. 9 ("Amendment No. 9") filed on August 15, 2018 (as amended, the "Schedule 13D"), relating to the Ordinary Shares, nominal value $0.01 per share (the "Shares"), of Pentair plc, an Irish public limited company (the "Issuer"). The address of the principal executive office of the Issuer is 43 London Wall, London, EC2M 5TF, United Kingdom.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Items 4, 5, 6 and 7 of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 10, 2018, Matthew Peltz, a Partner of Trian Management, informed the Issuer of his resignation from the Issuer's Board of Directors.  Since April 2018, Mr. Peltz has been a director of the Issuer, where he served on its Governance and Compensation Committees.  From September 2015 through April 2018, Mr. Peltz attended meetings of the Board of Directors in an observer capacity.  A copy of the letter sent to Mr. David A. Jones, Chairman of the Board of the Issuer, and Mr. John L. Stauch, President and Chief Executive Officer of the Issuer, is attached hereto as Exhibit 8.

Mr. Peltz played an active role in helping guide the Issuer into becoming a pure play water company by spinning off nVent Electric plc and Trian Management believes that the Issuer is currently well positioned to succeed. Accordingly, Trian Management believes it is the appropriate time for Mr. Peltz to step off the Issuer's Board of Directors to devote more time to current and future board positions and his commitments to Trian Management.

The disclosure contained in Item 6 below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) As of 4:00 p.m., New York City time, on September 10, 2018, the Reporting Persons beneficially owned, in the aggregate, 12,301,837 Shares, representing approximately 7.01% of the Issuer's outstanding Shares (calculated based on 175,403,866 Shares outstanding as of June 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018). Such Shares include an aggregate of 12,036,582 Shares beneficially owned by the Reporting Persons through direct ownership of Shares, representing approximately 6.86% of the Issuer's outstanding Shares, an additional 254,092 Shares underlying the Put/Call Options that are held by Strategic Fund-N, representing approximately 0.14% of the Issuer's outstanding Shares, and an additional 11,163 Shares underlying Director Options held by Mr. Garden which he received in connection with his service on the Issuer's Board of Directors and which are currently exercisable, representing approximately 0.01% of the Issuer's outstanding Shares.

(b) As of 4:00 p.m., New York City time, on September 10, 2018, each of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,968,192; 3,287,379; 334,504; 902,609; 2,008,726; 1,438,045 (including the Shares underlying the Put/Call Options); 446,245; 142,866; 422,996, 212,365, 654,011 and 472,736 Shares, respectively, except to the extent that other Reporting Persons as described in this Item 5 may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  Mr. Garden beneficially owns and has sole voting power and sole dispositive power with regard to 11,163 Shares underlying Director Options, except to the extent that other members of the Trian Group as described in this Item 5 may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

(c) There have been no transactions with respect to the Shares effected subsequent to the filing of Amendment No. 9.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 27, 2018, Strategic Fund-N entered into a letter agreement (the "Put/Call Letter Agreement") with the Counterparty for the purposes of establishing a written plan pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, with respect to the acquisition of up to 254,092 Shares underlying the Put/Call Options through the exercise of the Put/Call Options. The Put/Call Options expire on November 20, 2018, and the Put/Call Letter Agreement will terminate on the earliest to occur of the expiration or termination of each of the Put/Call Options, the completion by Strategic Fund-N of the acquisition of all of the Shares underlying the Put/Call Options or upon the satisfaction of certain other conditions.

The foregoing description of the Put/Call Letter Agreement is a summary only and is qualified in its entirety by reference to the Put/Call Letter Agreement, which is filed as Exhibit 9 hereto and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

8.  Letter to Mr. David A. Jones, Chairman of the Board, and Mr. John L. Stauch, President and Chief Executive Officer, dated September 10, 2018

  9.  Letter agreement dated August 27, 2018 between Train Partners Strategic Investment Fund-N, L.P. and Nomura Securities (Bermuda), Ltd.

[INTENTIONALLY LEFT BLANK]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2018

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-II General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-K, L.P.
By:	Trian Partners Strategic Fund-K GP, L.P., its general partner

By:	Trian Partners Strategic Fund-K General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-C, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

EXHIBIT 8

MATTHEW H. PELTZ
280 Park Avenue, 41st Floor
New York, New York 10017

September 10, 2018

By Email
Mr. David A. Jones, Chairman of the Board
Mr. John L. Stauch, President and Chief Executive Officer
Pentair plc
Station Road
Langstanton, Cambridge, CB24 3DS
United Kingdom

Gentlemen:

Having served as a Board observer for nearly three years, and now as a Pentair director, I wish the Board and the Company success in its future endeavors. As I explained on my call, I have decided to resign as a director of Pentair plc, effective immediately.

On a personal note, I have enjoyed my time as a director and Board observer and the opportunity to work constructively with you and the rest of the Board.

         Very truly yours,
         /s/ Matthew H. Peltz

cc: Ms. Karla C. Robertson, Executive Vice President,
     General Counsel & Secretary

EXHIBIT 9
August 27, 2018

Trian Partners Strategic Investment Fund-N, L.P.
c/o Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, NY 10017
Attention: Greg Essner
Telephone: (212) 451-3125

Re: Exercise of Derivative Arrangements Pursuant to Rule 10b5-1 Plan

Ladies and Gentlemen:
This agreement (this "Agreement") between Trian Partners  Strategic Investment Fund-N, L.P. (the "Trian Fund") and Nomura Securities (Bermuda), Ltd. (the "Counterparty") is intended to create a written plan (the "Plan") with respect to certain acquisitions of ordinary shares (the "Shares") of Pentair plc (the "Company") by the Trian Fund from the Counterparty (each, a "Transaction") pursuant to certain OTC derivative arrangements (the "Derivative Arrangements") described in the Confirmations (as defined below), in each case,  pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
1.  Commencing on August 27, 2018 and thereafter on each trading day for so long as this Plan is in effect, the Trian Fund and the Counterparty agree to consummate certain Transactions subject to the terms and conditions set forth on Exhibit A hereto.
This Agreement, including the Plan, shall terminate on the earliest to occur of: (a) the expiration or termination of each of the Derivative Arrangements, (b) the completion of the acquisition by the Trian Fund of all of the Shares underlying the Derivative Arrangements pursuant to the Plan or (c) in accordance with paragraph 3 of this Agreement, the date (such date, the "Optional Termination Date") on which the Trian Fund delivers to the Counterparty written notice of termination.  Any Transactions entered into by the parties pursuant to this Agreement shall be subject to, and governed in their entirety by, the letter agreement entered into between the Trian Fund and the Counterparty dated November 21, 2017 (Reference # 33976161) (the "November 21 Confirmation") and the letter agreement entered into between the Trian Fund and the Counterparty dated December 1, 2017 (Reference # 34136531) (the "December 1 Confirmation", and together with the November 21 Confirmation, the "Confirmations").
2.  The Trian Fund acknowledges that it intends that any amendment, modification, waiver or termination of this Agreement or the Plan, including without limitation any designation by the Trian Fund of an Optional Termination Date, shall be effected in accordance with the requirements for the amendment or termination of a "plan" as defined in Rule 10b5-1(c) under the Exchange Act. The Trian Fund further acknowledges that it intends for each of the Transactions to be exempt from the operation of the short-swing profit recovery provisions of Section 16 of the Exchange Act pursuant to Rule 16b-6 promulgated thereunder.
3.  It is the intent of the parties that this Agreement and the Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) of the Exchange Act, and the parties agree that this Agreement shall be interpreted to comply with the requirements of Rule 10b5-1(c).
4.  In connection with its acceptance of this Agreement, the Trian Fund represents that:
     a.  It is not entering into this Agreement "on the basis of" (as defined in Rule 10b5-1(c) of the Exchange Act) material nonpublic information regarding the Shares or the Company;
     b.  It is entering into this Agreement in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or any other provision of any applicable federal, state or foreign securities laws or regulations;
     c.  Entering into this Agreement, to its knowledge, does not violate any policies or requirements of the Company applicable to the Trian Fund;
     d.  It  is aware of and will comply with respect to all Transactions effected hereunder with (i) all reporting requirements under Sections 13 or 16 of the Exchange Act, and (ii) if applicable, the short-swing profit recovery provisions under Section 16 of the Exchange Act;
     e.  It is aware that in order for this Agreement to constitute a plan pursuant to Rule 10b5-1(c), it must not enter into or alter a corresponding or hedging transaction with respect to any Transaction entered into pursuant to this Agreement; and
     f.  Neither the Counterparty nor any of its affiliates has advised the Trian Fund with respect to any legal, regulatory, tax, accounting or economic consequences arising from this Plan or any Transactions.
5.  Except as otherwise provided hereof, any notice required or permitted by this Agreement will be deemed sufficient if in writing and if actually delivered or sent by certified mail (postage prepaid and return receipt requested), recognized courier service or facsimile (with confirmation receipt) addressed:
(a)  If to the Trian Fund, to:
Trian Partners Strategic Investment Fund-N, L.P.
c/o Trian Fund Management, L.P.
280 Park Avenue, 24th Floor
 New York, NY 10017

Attention: Chief Financial Officer
Telephone: (212) 451-3125
E-mail: gessner@trianpartners.com

Attention: General Counsel
Telephone: (212) 451-3040
E-mail: srosen@trianpartners.com

(b)  If to the Counterparty, to:

Nomura Securities (Bermuda), Ltd.
Chesney House
96 Pitts Bay Road
Pembroke, HM08
Bermuda
Attention:  Donald Folkard
Telephone:  441-296-4050

With a copy to:

Nomura Securities International, Inc.
309 West 49th Street
New York, NY 10019
Attn:  James Chenard
Telephone:  212-667-1708
Email:  James.Chenard@nomura.com
6.  This Agreement will be binding upon, and inure to the benefit of, the Trian Fund and its successors and permitted assigns and the Counterparty and its successors and permitted assigns. Neither the Trian Fund nor the Counterparty may assign this Agreement without the written consent of the other party, and any attempted assignment without consent shall be void.
7.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to principles of conflict of laws). Except as otherwise set forth above, this Agreement represents the entire agreement and understanding between the parties concerning the matters set forth hereof and supersedes all prior statements and agreements with respect thereto. It may be amended or modified only by a writing signed by both the Trian Fund and the Counterparty in writing.
8.  This Agreement may be executed in one or more counterparts, each of which shall be regarded as an original and all of which shall constitute one and the same document.
9.  The Trian Fund agrees to indemnify and hold harmless the Counterparty and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any out-of-pocket legal or other expenses reasonably incurred in connection with defending or (investigating any such action or claim) arising out of any suit, action or proceeding (each, a "Proceeding") arising from any assertion that this Agreement does not comply with the requirements of Rule 10b5-1 or that that the Transactions effected pursuant to this Agreement constitute violations of Rule 10b-5 or any other federal, state or foreign securities law which prohibits trading in securities while in possession of material nonpublic information (the "Claims"), except in each case in the event of gross negligence, bad faith, or willful misconduct by the Counterparty, its affiliates, directors, officers employees or agents.  The Counterparty agrees to give the Trian Fund prompt notice following it becoming aware of the commencement of any Proceeding for which the Counterparty intends to claim indemnification pursuant to this Agreement; provided, however, if failure to give prompt notice materially prejudices the Trian Fund in its defense of such Proceeding, the Trian Fund shall not be obligated to indemnify the Counterparty under this Section 9.  The Trian Fund shall be entitled to assume the defense of such Proceeding at its own expense, with counsel chosen by it  The Counterparty shall have the right to retain one separate counsel in connection with any such Proceeding and participate in the defense thereof, provided that the fees and expenses of such counsel shall be borne by the Counterparty unless (a) the Trian Fund fails to assume the defense of such Proceeding after receiving notice thereof or (b) the named parties to any such Proceeding include both the Trian Fund and the Counterparty and  either (i) the representation of the Trian Fund and the Counterparty by the same counsel would be inappropriate under applicable standards of professional conduct or (ii) there may be one or more legal defenses available to the Counterparty  which are different from or additional to those available to the Trian Fund and the representation of both parties by the same counsel would create an actual conflict of interest.  The Trian Fund shall not be liable for any settlement entered into without its prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. This indemnification shall survive termination of the Plan.
[Signature page follows]

Please confirm that the foregoing sets forth the agreement of the parties by signing and returning this Agreement to the Counterparty, whereupon this shall constitute a binding agreement.
                                                                                        Very truly yours:

NOMURA SECURITIES (BERMUDA), LTD.
By: /s/ DONALD F. FOLKARD
Name: Donald F. Folkard
Title: President

Acknowledge and agreed as of the date first set forth above

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.

By: Trian Partners Strategic Investment Fund-N GP, L.P.,
its general partner

By: Trian Partners Strategic Investment Fund-N General Partner, LLC,
its general partner
By: /s/ EDWARD P. GARDEN
      Name: Edward P. Garden
      Title:   Member